Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.:
001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

The following is a transcript of a video presentation that has been prepared highlighting some of the media reports, analyst commentary, live public interviews and internal management presentations relating to the announcement of the proposed merger of J.P. Morgan Chase & Co. and Bank One Corporation. The video is intended for internal use only at J. P. Morgan Chase & Co.

January 2004 Merger Highlights

CNBC Closing Bell Host:
The story continues to break during our program today. The journal is reporting that JPMorgan has agreed to acquire Bank One in a deal combining two of the nation’s largest financial institutions.

CNBC Closing Bell Unknown Guest:
It’s a blockbuster transaction kind of reminiscent of the ‘97-98 transaction where we had..

Unknown Lehman Brothers Analyst on Kudlow and Kramer:
I think there are very few deals in the group that are transformational as this one in. Where you’ve got two different but very complementary business models.

David Faber, CNBC M&A Reporter:
They do know how to do a deal. Goldman is big and you have to wonder what are they saying in the boardrooms today? Okay, JPMorgan has done it again what’s our response...

William Harrison (BH): This merger enables us to be on the consumer side. A major leader with opportunity to continue to participate in the consolidation.

James Dimon (JD): And if you look at the branch, consumer lending, credit card, private bank, asset manager, commercial treasury services we both looked at each other and said we have to do this.

CNBC Squawk Box Host:
JPMorgan Chase buying Bank One in a deal that creates the second largest US bank, 1.1 trillion dollars in assets. The new powerhouse will be headed by JPMorgan chairman and CEO William Harrison. Bank One’s James Dimon will succeed in the CEO two years after the deal is done. Thanks for joining us right here on Squawk Box Now.

CNBC Squawk Box Host:
The premium is about 14%, and that’s below the average premium we’ve seen in banking deals over the last year or so, why is that?

BH: Uh Jamie and I wanted to structure a deal that was good for both sets of shareholders that a transaction that would create great long-term value. A model that was both strong in wholesale and consumer and I think this structure does that.

JD: You know, I always look at something like this where you really wanted a total fair exchange which was good for both parties and we negotiated and I think what we did is going to be great for our shareholders, totally comfortable about that and, you know the little bit more premium wouldn’t have made any difference whatsoever.

Unknown Female Host on Bloomberg Breaking News:
Its our big story is right here live in New York.

Unknown Male Host on Bloomberg Breaking News:
It is involving that 55 billion dollar deal JPMorgan Chase buying out Bank One. Gonna return to it right now.

BH: Jamie and I would like to welcome all of you to this presentation. This is a slide on some very important points about the balance business mix. As I said it creates a balance, a better balance between wholesale and retail. It creates a better balance between our volatile or market sensitive businesses. Should create lower volatility for sure. This market leadership motion as I said, leadership creates incremental value. We have leadership positions across the board in our wholesale investment banking piece and our consumer piece that I think are pretty special. The complimentarity of the fit was just very exciting when Jamie and I started getting into this. And I’ll tell you, having been through a lot of these mergers, better fit both on a business overlap matter or lack thereof, and a people matter. And that’s gonna be very important I think.

JD: And if you look at this page, there’s where you see the perfect fit. Each branch, the branches that would fit together perfectly. Obviously, we’d consolidate the platforms. In credit cards number two size, if you look at middle market auto-mortgage we add in each of those categories. We did not, when we show you the numbers a little bit later, add any revenue percentages in there. That does not mean there won’t be any because I can come up with five or ten really good cross-selling things here that we know will work. And we don’t have the household numbers because I’m not sure they’re on the same compatible basis. But we probably touch 100 million or more Americans on the retail side of the business. And I think that’s an amazing scope. The market shares everywhere we are are very high. And you can see if you can go through a lot of these markets, we are number one, number two, number three and that usually distinguishes how profitable you are in some of those markets.

BH: Well Good Morning everybody. And what is a very historic day for both firms, we like our business model of core competence in investment banking, wholesale businesses, core competence in retail.

JD: They’ve built a wholesale global investment bank in 50 countries that is equal to all.

BH: So when you add it all up you have a unique, I believe a unique, business combination here.

JD: We haven’t seen something quite as combined. It’s so compelling its incumbent upon us to do it, because its good for our shareholders, its good for our customers, it will be good for our employees it will provide an enormous opportunity.

BH: You pick the best people. You pick the best systems. You learn from each other. You pick the best practices.

JD: We’re going to have some fabulous opportunities here. There will be, there will miss some we’ll give and take -— I always urge people that go through deals, lets give everyone respect

JD: And you’ve heard me say attrition is our friend. If we make right decisions, we act with urgency a lot of those job losses will be dumped through attrition and not by layoffs.

BH: I’m not suggesting this will be easy because all mergers are hard. But you don’t have the same kind of overlap that we’ve experienced in our prior mergers.

JD: On a personal level, I would not have done this deal if I did not have a tremendous amount of trust and respect and faith in Bill Harrison because I was president once before and it didn’t end so well. So Bill Harrison is a man of integrity. He is a man of his word. He’s got deep character. You’re gonna see this yourself.

Unknown Speaker on CNBC Closing Bell: Mr. Harrison, I will say this, Bree you’re absolutely right, not only was the board totally behind him, but he really pulled in through a very difficult period.

Off-screen Female on CNBC Closing Bell: Absolutely.

Unknown Speaker on CNBC Closing Bell: This is a great merger when you look at the strengths.

BH: The tone of the questions from the press was very positive. They understood quite quickly the strategic logic. Again, Jamie and I have been through enough of these deals that you can pick up a flavor very quickly. I was telling Jamie today what’s really nice is nobody challenges this. Everybody kind of understands.

JD: That we would try to build a culture of execution, get things done, have a sense of urgency, do what you say you’re gonna do, make decisions and I know we’re gonna try to do the same thing.

BH: This combination does create a real end game winner in the financial services space, not only in the United States but globally.